

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 23, 2010

Michael E. Bannister
Director, Chairman of the Board and
Chief Executive Officer
Ford Motor Credit Company LLC
One American Road
Dearborn, Michigan 48126

 Re: **Ford Motor Credit Company LLC**
 Form 10-K for the Fiscal Year Ended December 31, 2008
 File No. 001-06368

Dear Mr. Bannister:

 We have completed our review of your Form 10-K and related filings and have no further comments at this time.

 Sincerely,

 Christian Windsor
 Special Counsel